# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209108
Title of class of securities: Class A ordinary shares, nominal value Euro 0.12 per share
Address of issuer's principal executive offices: Carrer del Foc, 68, Barcelona, Spain (U3), 08038
Date of event which requires filing of this statement: 06/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002074868

## Reporting persons
- Spanish Society for Technological Transformation: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 37,759,630; shared voting power 0; sole dispositive power 37,759,630; shared dispositive power 0; aggregate amount beneficially owned 37,759,630 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer del Foc, 68, 08038 Barcelona, Spain

## Item 2. Person Filing
Name of person filing: Spanish Society for Technological Transformation
Address of principal business office or, if none, residence:
Calle Marmol 2

28005 Madrid, Spain
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,759,630
Percent of class:
11.6%

The ownership percentage has been calculated based on 326,559,896 Shares outstanding as of June 17, 2025, including the 37,759,630 Shares reported on this statement
Sole power to vote or to direct the vote: 37,759,630
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 37,759,630
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Spanish Society for Technological Transformation: /s/ Francisco Javier Ponce Martinez, Francisco Javier Ponce Martinez / General Manager (06/25/2025)